Exhibit 23(a)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference of our report dated March 8, 2001, with respect to the financial statements of The TRW Canada Stock Savings Plan for the year ended December 31, 2000, included as Exhibit 99 to the TRW Inc. Annual Report on Form 10-K/A No. 1 for the year ended December 31, 2000, in TRW Inc.'s Registration Statement No. 333-06633 on Form S-8 pertaining to The TRW Canada Stock Savings Plan and the related prospectus.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Hamilton, Canada
April 30, 2001